Fidelis Insurance Group Declares Quarterly Dividend
Announces Quarterly Dividend of $0.10 Per Common Share Payable December 20, 2024

PEMBROKE, Bermuda, November 4, 2024 — Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or “the Company”), a global specialty insurer, announced today that its Board of Directors has approved and declared a dividend of $0.10 per share, payable on December 20, 2024, to common shareholders of record on November 29, 2024.

About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.

Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk